Exhibit 99.1

EZGO Announces Receipt of Nasdaq Delisting Determination and Plan to Appeal

CHANGZHOU, China, March 29, 2024 /PRNewswire/ -- EZGO Technologies Ltd. (Nasdaq: EZGO) ("EZGO" or "we," "our," or the "Company"), a leading short-distance transportation solutions provider in China, today announced it received a delisting determination notice (the "Delisting Notice") from the Nasdaq Stock Market LLC ("Nasdaq") on March 26, 2024.

As previously reported, on October 18, 2023, the Company received a letter (the "Deficiency Notice") from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum closing bid price per share for its ordinary shares, par value US$0.001 per share (the "Ordinary Shares"), was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement"). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided a period of 180 calendar days, or until April 15, 2024, to regain compliance with the Minimum Bid Price Requirement.

The Company received the Delisting Notice from Nasdaq notifying the Company that, as of March 26, 2024, the Ordinary Shares had a closing bid price of $0.10 or less for ten consecutive trading days and that, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq had determined to begin the process to delist the Ordinary Shares from the Nasdaq Stock Market. The Delisting Notice provides the Company with an opportunity to appeal Nasdaq's decision.

The Company intends to submit, on or before April 2, 2024, the latest date permitted in the Delisting Notice, a request for a hearing before the Nasdaq Hearings Panel to appeal the Delisting Notice.

The Company is considering all options available to it, including a reverse stock split, to regain compliance and will provide its shareholders with material updates when they are available.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and two e-bicycle brands, "EZGO" and "Cenbird," EZGO has established a business model centered on the design, manufacturing and sale of two-and three-wheeled electric vehicles, intelligent robots, , complemented by electric vehicle accessories including batteries, charging piles and electronic control system. For additional information, please visit EZGO's website at www.ezgotech.com.cn. Investors can visit the "Investor Relations" section of EZGO's website at www.ezgotech.com.cn/Investor.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate," or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the "SEC"), including the Company's most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ascent Investor Relations LLC
Tina Xiao
Email: investors@ascent-ir.com
Phone: +1 646-932-7242